SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
_______________
 SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Amendment No. 4)

INTRUST FINANCIAL CORPORATION
(Name of Issuer)
_______________

 INTRUST Financial Corporation
INTRUST Merger Corporation
Charles Q. Chandler
Charles Q. Chandler IV
Jay L. Smith
Ronald L. Baldwin
 (Name of Person(s) Filing Statement)

COMMON STOCK, $5.00 PAR VALUE PER SHARE
(Title of Class of Securities)

 46120F104

 (CUSIP Number of Class of Securities)
_______________

Jay L. Smith
Executive Vice President and Chief Financial Officer
INTRUST Financial Corporation
105 North Main Street
Wichita, Kansas 67202
Telephone: (316) 383-1111

(Name, address and telephone number of Person authorized to receive notices and communications on behalf of the Persons filing Statement)
_______________

with copies to:

Mark B. Hillis, Esq.
Robert J. Endicott, Esq.
Bryan Cave LLP
One Metropolitan Square
211 N. Broadway, Suite 3600
St. Louis, Missouri 63102
Telephone: (314) 259-2000

        This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

        Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$19,760,000*	$1,817.92**

* Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes a maximum purchase of 130,000 cashed-out shares of Common Stock, par value $5.00 per share (the “Shares” or the “Common Stock”), of INTRUST Financial Corporation, at a purchase price of $152.00 per Share net in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .000092 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,817.92	Filing Party:	INTRUST Financial Corporation and INTRUST Merger Corporation
Form or Registration No: Schedule 13E-3	Date Filed:	January 16, 2003

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INTRODUCTION

        This Amendment No. 4 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement (the “Statement”) on Schedule 13E-3 (as originally filed, the “Schedule 13E-3”) is being filed by INTRUST Financial Corporation, a Kansas corporation (“INTRUST” or the “Company”), INTRUST Merger Corporation (“Merger Corp.”), a Kansas corporation, Charles Q. Chandler, Charles Q. Chandler IV, Jay L. Smith and Ronald L. Baldwin (INTRUST, Merger Corp. and such individuals, collectively, the “Filing Persons”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger (the “Merger Agreement”), by and between the Company and Merger Corp. A copy of the Merger Agreement is attached as Annex A to the proxy statement which was previously filed as Exhibit (a) to Amendment No. 3 to the Schedule 13E-3.

        The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on January 16, 2003. Amendment Nos. 1, 2 and 3 to the Schedule 13E-3 were filed with the Commission on March 10, 2003, April 2, 2003, and April 11, 2003, respectively. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the transactions contemplated by the Merger Agreement.

        On Tuesday, May 6, 2003, at a special meeting of the shareholders of INTRUST, the INTRUST shareholders voted to approve the Merger Agreement and the merger transaction contemplated thereby (the “Merger”). The Merger Agreement was approved by 84.5% of the shares of INTRUST common stock entitled to vote at the special meeting. INTRUST and Merger Corp. subsequently filed a Certificate of Merger with the Secretary of State of the State of Kansas and the Merger became effective at 4:00 p.m. Central Time on May 8, 2003 (the “Effective Time”).

        Pursuant to the terms of the Merger Agreement, each share of INTRUST common stock held at the Effective Time by a shareholder holding fewer than 1,000 shares was converted into the right to receive from INTRUST $152.00 in cash per share. INTRUST has arranged with Equiserve Trust Company, N.A., as Exchange Agent, for letters of transmittal and other appropriate documents to be mailed promptly to all of such shareholders. As a result of the Merger, there are now fewer than 300 holders of INTRUST common stock.

        INTRUST issued a press release on May 9, 2003 announcing the consummation of the Merger. A copy of the press released is included as Exhibit (a)(5) to this Final Amendment and incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

(a)(5)     Press release dated May 9, 2003 announcing consummation of the Merger.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 9, 2003
INTRUST FINANCIAL CORPORATION
By:	/s/ Jay L. Smith
Name:	Jay L. Smith
Title:	Executive Vice President and Chief Financial Officer
INTRUST MERGER CORPORATION
By:	/s/ Jay L. Smith
Name:	Jay L. Smith
Title:	Secretary
/s/ Charles Q. Chandler
Charles Q. Chandler
/s/ Charles Q. Chandler IV
Charles Q. Chandler IV
/s/ Jay L. Smith
Jay L. Smith
/s/ Ronald L. Baldwin
Ronald L. Baldwin

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EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(5)	Press release dated May 9, 2003 announcing consummation of the Merger.

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